UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Main Street Restaurant Group, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    560345308
                                    ---------
                                 (CUSIP Number)

                         Ephraim Fields, Managing Member
                         Clarus Capital Management, LLC
                            237 Park Ave., Suite 900
                               New York, NY 10017
                                 (212)-808-7330
                                 --------------
   (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 6, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule  because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosures  provided in a prior cover page.

   The  information  required  on the  remained  of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13D

------------------------------                  ----------------------------
  CUSIP  NO.  560345308                               Page  2  of  7  Pages
------------------------------                  ----------------------------

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    1            NAME  OF  REPORTING  PERSON
                 I.R.S.  IDENTIFICATION  NO.  OF  ABOVE PERSON (ENTITIES ONLY)

                 CLARUS  CAPITAL  MANAGEMENT,  LLC
                 20-1190380
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    2            CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP (a)  [  ]
                                                                     (b)  [  ]
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    3            SEC  USE  ONLY

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    4            SOURCE  OF  FUNDS
                         WC
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    5            CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                 PURSUANT  TO  ITEMS  2(d) OR 2(e)                        [  ]
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    6            CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                 DELAWARE
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                   7    SOLE  VOTING  POWER
                        873,369
   NUMBER  OF
                 -------------------------------------------------------------
                   8    SHARED  VOTING  POWER
    SHARES              0
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE  DISPOSITIVE  POWER
  OWNED  BY             873,369
     EACH
                 -------------------------------------------------------------
                  10    SHARED  DISPOSITIVE  POWER
   REPORTING            0
  PERSON  WITH
------------------------------------------------------------------------------
      11         AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 873,369
------------------------------------------------------------------------------
      12         CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
                 CERTAIN  SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                 5.1%
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      14         TYPE  OF  REPORTING  PERSON
                 OO
----------------------------------------------------------------------

    SCHEDULE  13D

------------------------------                  ----------------------------
  CUSIP  NO.  560345308                               Page  3  of  8  Pages
------------------------------                  ----------------------------

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    1            NAME  OF  REPORTING  PERSON
                 I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES ONLY)

                 EPHRAIM  FIELDS
----------------------------------------

    2            CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP (a)  [  ]
                                                                     (b)  [  ]
------------------------------------------------------------------------------
    3            SEC  USE  ONLY

------------------------------------------------------------------------------
    4            SOURCE  OF  FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                 PURSUANT  TO  ITEMS  2(d) OR 2(e)                        [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                 UNITED  STATES
------------------------------------------------------------------------------
                   7    SOLE  VOTING  POWER
                        873,369 (1)
   NUMBER  OF
                 -------------------------------------------------------------
                   8    SHARED  VOTING  POWER
    SHARES              0
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE  DISPOSITIVE  POWER
   OWNED  BY            873,369 (1)
     EACH
                 -------------------------------------------------------------
                  10    SHARED  DISPOSITIVE  POWER
   REPORTING            0
  PERSON  WITH
------------------------------------------------------------------------------
      11         AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 873,369 (1)
------------------------------------------------------------------------------
      12         CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
                 CERTAIN  SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                 5.1%
------------------------------------------------------------------------------
      14         TYPE  OF  REPORTING  PERSON
                 IN
------------------------------------------------------------------------------

(1) Because Mr. Fields, in his role as sole managing member and 100% owner of Clarus Capital Management, LLC controls its voting and investment decisions, Mr. Fields may be deemed to have beneficial ownership of the 873,369 shares of Common Stock held by clients of Clarus Capital Management, LLC.

ITEM  1.  SECURITY  AND  ISSUER

     This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Main Street Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5050 N. 40th Street, Suite 200, Phoenix, AZ 85018.

ITEM  2.  IDENTITY  AND  BACKGROUND

     (a) - (c) AND (f). This Statement is filed by Clarus Capital Management, LLC , a Delaware limited liability company ("Clarus") and Ephraim Fields (together, the "Reporting Persons").

     Clarus is a private investment management firm which invests in publicly traded U.S. equity securities. Ephraim Fields is the sole managing member and 100% owner of Clarus. Mr. Fields is engaged principally in the business of serving as the sole managing member of Clarus and an affiliate, Clarus Capital Advisors, LLC. Mr. Fields is a citizen of the United States of America.

     The principal business address of each of the Reporting Persons is 237 Park Ave., Suite 900, New York, NY 10017.

     (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     The aggregate purchase price of the 873,369 shares of Common Stock owned by the Reporting Persons is approximately $3,095,871, including brokerage commissions. The shares of Common Stock owned by the Reporting Persons were acquired with the working capital of Clarus.

ITEM  4.  PURPOSE  OF  TRANSACTION

     The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares of Common Stock are undervalued and represented an attractive investment opportunity. Clarus reserves the right, consistent with applicable law, to acquire or dispose of additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Clarus intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without Limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Clarus may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

     On January 11, 2006, and March 15, 2006, Clarus sent letters to the Board of Directors of the Issuer which set forth Clarus' belief that the Issuer's Common Stock is undervalued and requested that the Board of Directors immediately begin exploring strategic alternatives designed to enhance shareholder value (The "Board Letters"). The Reporting Persons hope that the Board Letters will start an ongoing dialogue with the Issuer. Depending on the outcome of these discussions, the Reporting Persons may modify their intent. The summary set forth herein of the Board Letters do not purport to be a complete description thereof and is qualified in its entirety by reference to the full documents as filed as Exhibits to this Statement.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM  5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on November 8, 2005, which stated that as of Novemeber 7, 2005, there were 17,085,260 shares of Common Stock outstanding.

     (a) As of the close of business on March 14, 2006, the Reporting Persons directly own 873,369 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock. As of March 6, 2006, the date requiring the filing of this Schedule 13D, the Reporting Persons directly owned 863,269 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock.

     (b) The Reporting Persons have the sole power to vote and dispose of 873,369 shares of Common Stock. Mr. Fields is the sole managing member and 100% owner of Clarus.

     (c) See Appendix A for a list of transactions occurring in the last sixty days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


ITEM  7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.

          Exhibit  A:  Letter  to  the  Issuer,  dated  as  of  January 11, 2006

          Exhibit  B:  Letter  to  the  Issuer,  dated  as  of  March  15,  2006

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March  15,  2006



                                     CLARUS  CAPITAL  MANAGEMENT,  LLC.

                                     By:  /s/  Ephraim  Fields
                                          --------------------
                                          Name:   Ephraim  Fields
                                          Title:  Managing  Member

                                     EPHRAIM  FIELDS

                                     By:  /s/  Ephraim  Fields
                                          --------------------

APPENDIX  A



Transaction  Date     Number  of  Shares     Average  Price  Paid
-----------------------------------------------------------------
    1/5/2006                 4300                    4.2025
    1/17/2006                9003                    3.9787
    1/19/2006                5500                    4.25
    1/20/2006               20400                    4.3118
    1/23/2006               22000                    4.481
    1/24/2006                3600                    4.6336
    1/25/2006                8200                    4.65
    3/3/2006                 9500                    4.9392
    3/6/2006                24521                    4.883
    3/7/2006                10800                    4.8349
    3/8/2006               -50000                    4.68
    3/8/2006                17600                    4.6838
    3/9/2006                15800                    4.9945
    3/10/2006                5900                    4.9994
    3/13/2006                2900                    5.0317
    3/14/2006                7100                    4.9280

EXHIBIT  A

     January  11,  2006

To:  John  Antioco
     Kenda  Gonzales
     Michael  Rawlings
     Bill  Shrader
     Wanda  Williams
     Sergio  Zyman




Clarus Capital Management beneficially owns over 4% of the outstanding common stock of Main Street Restaurant Group, Inc. ("Main"). We commend Bill Shrader, Mike Garnreiter and the rest of the company's management team for the dramatic turnaround in the company's operations.

Despite its improved financial results, we believe the company's stock remains significantly undervalued. Specifically, we feel Main's stock price does not reflect:

     1) the increasing cash flows that will result from the company's expansion/remodeling plans and the closure of unprofitable Bamboo Clubs;

     2) the company's ability to minimize its cash taxes as a result of its net operating loss; and

     3) Main's relatively unlevered balance sheet which can easily support the company's expansion and remodeling plans.

We believe Main's stock remains undervalued largely because of the company's small market capitalization. Main has no analyst coverage, the stock is not actively traded, and like many companies of its size, Main will soon begin to incur relatively high, additional expenses simply to remain public. Main is currently one of the smallest publicly traded restaurant companies. As you are probably aware, several restaurant companies with small market capitalizations have recently elected to go private, in part because of the difficulties they faced in achieving an appropriate valuation in today's public market.

Main's stock price is currently 25% lower than the $5.75 per share takeover offer the company rejected in October 2005 and we are concerned that Main's small market capitalization will prevent it from ever achieving an appropriate valuation in the public markets. As a result, we hereby ask the company's Board of Directors (the "Board") to immediately and actively begin exploring alternatives for enhancing shareholder value. We have analyzed several such alternatives and believe Main's shareholders would be best served if the Board retained an investment bank to pursue a sale of the company. We believe such a transaction would provide the greatest returns for the company's shareholders without in any way jeopardizing the company's long-term prospects. We also believe there are both strategic and financial investors who would be interested in acquiring Main at a significant premium to its current stock price.

We have been very disappointed by several of the Board's recent actions, including its decision to sell stock to CIC (apparently without contacting many other potential investors) as well as the Board's decision to implement a "poison pill." Furthermore, we have become increasingly concerned that the Board may not be focused enough on acting in the best interests of shareholders. Our concern is based, in part, on:

     1)   Mr. Antioco's well publicized involvement with Blockbuster;

     2)   Mr.  Zyman's  decision to sell a significant amount of his Main stock;
          and

     3)   Ms. Gonzales' and Ms. Williams' minimal ownership of Main stock.

We  hope  we  are wrong and that you are indeed actively considering how
------------------------------------------------------------------------
Main's  shareholders  would  best be served.  We have done extensive analysis on
--------------------------------------------
Main as well as the overall restaurant industry, and as one of the company's largest shareholders, would welcome the opportunity to speak with you so we can better understand each other's perspective.

At  this  point we have elected to not publicly disclose this letter since it is
                                                                           -----
our  desire  to work with you in a private and constructive manner.  We hope you
-------------------------------------------------------------------
will respond to us in an expeditious manner so that we will not have to consider our other options, some of which may bring some unflattering publicity to the Board. We look forward to hearing from you and can be reached at (212) 808-7330.

Sincerely,

/s/  Ephraim  Fields
--------------------

Ephraim  Fields
Managing  Member

EXHIBIT  B

     March  15,  2006

To:  John  Antioco
     Kenda  Gonzales
     Michael  Rawlings
     Bill  Shrader
     Wanda  Williams
     Sergio  Zyman


As owners of 5% of the outstanding common stock of Main Street Restaurant Group, Inc. ("Main"), we were disappointed that the company's Board of Directors (the "Board") chose not to respond to our letter dated January 11, 2006. For your convenience, we have attached another copy of that letter.

We continue to believe that Main's stock remains significantly undervalued. Main has a strong management team, a healthy balance sheet, attractive growth prospects and a sizeable net operating loss carryforward. Yet, Main continues to trade at one of the lowest multiples in the restaurant industry. We believe Main's stock remains undervalued in large part because of its small market capitalization. Main has no analyst coverage, the stock is not actively traded, and the company will soon begin incurring relatively high, additional expenses simply to remain public.

Several restaurant companies with small market capitalizations have recently decided to go private, in part because of the difficulties they faced in achieving an appropriate valuation in today's public market. Main currently is one of the smallest publicly traded restaurant companies and we believe this will make it extremely difficult for the company to ever achieve an appropriate valuation in the public market. As a result, we again ask the Board to immediately begin exploring alternatives for enhancing shareholder value. We have analyzed several such alternatives and believe Main's shareholders would be best served if the company were sold. Such a transaction would provide the greatest returns for the company's shareholders without jeopardizing the company's long-term prospects. We believe there are both strategic and financial investors who would be interested in acquiring Main at a significant premium to its current stock price. As a reminder, Main's current stock price is still below the $5.75 per share takeover offer you rejected in October 2005.

In our original letter, we expressed our concern that the Board might not be focused enough on acting in the best interests of the company's shareholders. We noted that Main's chairman is also actively involved as the chairman and CEO of Blockbuster Inc., a company which is experiencing well publicized difficulties. Secondly, we noted that certain other Main board members either own very little stock or have sold large portions of their stock. Finally, we expressed our disappointment and surprise that the Board decided to sell stock to CIC (apparently without contacting many other potential investors) and that the Board decided to implement a "poison pill." We believe these two decisions were not in the best interests of Main's shareholders. We had hoped you would respond to our original letter in an effort to alleviate our concerns; however, your decision to not respond to us only heightens the concerns that we (and many of Main's other shareholders) have about the future of our company.

We have a sizeable position in Main and hope that this illustrates how strongly we believe in the company and its management team. For reasons explained above, we believe Main's shareholders would be best served if the company were sold. We are eager to hear your thoughts on the matter and hope we will not have to take additional steps (some of which are mentioned in our recently filed 13D) to ensure that you are acting in the best interest of the company's shareholders.


Sincerely,

/s/  Ephraim  Fields
--------------------

Ephraim  Fields
Managing  Member